EIGER TECHNOLOGY, INC.

AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDING

MARCH 31, 2008

Unaudited, prepared by Management
(Stated in Canadian Dollars)

The unaudited interim consolidated financial statements of Eiger Technology, Inc. (the “Company”) have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of the National Instrument 51-102 Continuous Disclosure Obligations.

CONTENTS

Consolidated Balance Sheets	2
Consolidated Statements of Operations	3
Consolidated Statements of Cash Flows	4
Notes to Consolidated Financial Statements	5-17

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

ASSETS	March 31, 2008 (unaudited)	September 30, 2007 (audited)
Current
Cash	$-	$-
Receivables	87,979	32,977
Notes receivable (note 4)	194,100	624,035
Notes receivable – related parties (note 5)	548,000	-
Marketable securities (note 8)	125,370	-
Prepaid expenses and sundry assets	10,474	2,878
Total Current Assets	965,923	659,890

Property and equipment (note 7)	45,049	50,261
Advance to corporation (note 10)	16,233	16,233
Notes receivable (note 4)	149,100	-
Notes receivable – related parties (note 5)	144,000	-
Investments (note 9)	927,655	206,649
Due from related parties (note 11)	1,426,491	2,936,052

Total Assets	$3,674,451	$3,869,085
LIABILITIES
Current
Bank indebtedness	$14,224	$5,674
Accounts payable and accrued charges	344,744	367,397
Notes payable (note 13)	1,253,400	-
Current portion of derivative financial instrument (note 12)	-	1,777,720
Current liability of discontinued operations (note 6)	250,000	702,000
Total Current Liabilities	1,862,368	2,852,791

Derivative financial instrument (note 12)	-	2,880,140

Total Liabilities	1,862,368	5,732,931

Commitments and contingencies (note 14)

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital (note 15)	44,285,689	44,285,689
Contributed surplus (note 15c)	1,278,270	1,278,270
Accumulated deficit	(43,751,876)	(47,427,805)
Total Shareholders’ Equity (Deficiency)	1,812,083	(1,863,846)
Total Liabilities and Shareholders’ Equity (Deficiency)	$3,674,451	$3,869,085

APPROVED ON BEHALF OF THE BOARD
“JOHN G. SIMMONDS”	“STEPHEN DULMAGE”
DIRECTOR	DIRECTOR

(The accompanying notes are an integral part of these consolidated financial statements.)

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	For the Three Months Ended March 31, 2008	For the Six Months Ended March 31, 2008	For the Three Months Ended March 31, 2007	For the Six Months Ended March 31, 2007
Merchant Banking Income	$114,475	$151,341	$-	$-
Expenses
General and administrative	261,587	466,238	207,000	400,000
Amortization of property and equipment	2,606	5,212	3,000	6,000
Total Expenses	264,193	471,450	210,000	406,000
Loss from Operations	(149,718)	(320,109)	(210,000)	(406,000)
Other Income (Expenses)
Fair value adjustment to derivative financial instrument (note 12)	4,885,200	3,404,460	(2,504,000)	(2,504,000)
Gain (loss) on disposal of investments (note 9)	597,992	656,829	(569,000)	(569,000)
Equity share of earnings (loss) of investee	(72,648)	(72,648)	-	-
Gain on dilution	-	-	4,213,000	4,213,000
Total Other Income	5,410,544	3,988,641	1,140,000	1,140,000
Earnings from Continuing Operations
before Income Taxes	5,260,826	3,668,532	930,000	734,000
Provision for income taxes	-	-	5,000	5,000
Earnings before Non-Controlling Interests	5,260,826	3,668,532	925,000	729,000
Non-controlling interests			5,000	31,000
Earnings from Continuing Operations	5,260,826	3,668,532	930,000	760,000
Earnings from Discontinued Operations (no tax effect) (note 6)	2,155	7,397	74,000	74,000
Net Earnings	5,262,981	3,675,929	1,004,000	834,000
Deficit – beginning of period	(49,014,857)	(47,427,805)	(45,742,000)	(45,572,000)
Deficit – end of period	$(43,751,876)	$(43,751,876)	$(44,738,000)	$(44,738,000)
Earnings Per Weighted Average Number of Shares Outstanding – Basic
Continuing Operations	$0.124	$0.086	$0.024	$0.020
Net Earnings	$0.124	$0.087	$0.026	$0.021
Weighted Average Number of Shares Outstanding – Basic	42,302,049	42,355,434	38,819,054	38,819,054

Other Comprehensive Income:
Net income	$5,262,981	$3,675,929	$1,004,000	$834,000
Add: Unrealized holding gain on marketable securities	5,000	-	-	-

Other Comprehensive Income	$5,267,981	$3,675,929	$1,004,000	$834,000

(The accompanying notes are an integral part of these consolidated financial statements.)

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Three and Six Month Periods Ended March 31

	For the Three Months Ended March 31, 2008	For the Six Months Ended March 31, 2008	For the Three Months Ended March 31, 2007	For the Six Months Ended March 31, 2007
Cash Flows from Operating Activities
Net earnings from continuing operations	$5,260,826	$3,668,532	$1,004,000	$834,000
Adjustments for:
Amortization of property and equipment	2,606	5,212	3,000	-
Share of equity loss	72,648	72,648	74,000	74,000
Stock based compensation	-	-	(441,000)	(441,000)
Gain on dilution	-	-	(4,213,000)	(4,213,000)
Fair value adjustment on derivative financial instrument	(4,885,200)	(3,404,460)	2,504,000	2,504,000
Gain (loss) on disposal of investments	(597,992)	(656,829)	569,000	569,000
Changes in Non-Cash Working Capital:
Accounts receivable	(18,870)	(55,002)	(112,000)	(60,000)
Prepaid expenses and sundry assets	(6,508)	(7,596)	21,000	27,000
Income taxes recovery	-	-	12,000	-
Accounts payables and accrued charges	(78,665)	(22,631)	(423,000)	(699,000)
Deferred revenue	-	-	(700,000)	(458,000)
Net funds used in continuing operating activities	(251,155)	(400,126)	(2,289,000)	(2,294,000)
Net earnings from discontinued operations	-	-	-	-
Adjustments for:
Liabilities of discontinued operations	(250,000)	(452,000)	-	-
Cash Flows from Investing Activities:
Increase in investments	(485,415)	(585,657)	-	-
Decrease in advances to related parties, net	703,227	1,509,561	-	-
Proceeds from sale of investments	272,000	330,837	800,000	800,000
Proceeds from sale of property and equip.	-	-	863,000	924,000
Increase in note receivable	(448,073)	(411,165)		-
Net funds provided by investing activities	41,739	843,576	1,663,000	1,724,000
Cash Flows from Financing Activities:
Bank indebtedness	14,224	8,550	-	-
Non-controlling interests	-	-	723,000	649,000
Net funds provided by financing activities	14,224	8,550	723,000	649,000
Net (Decrease) Increase in Cash	(445,192)	-	97,000	75,000
Cash – beginning of period	445,192	-	80,000	102,000
Cash – end of period	$-	$-	$177,000	$177,000

(The accompanying notes are an integral part of these consolidated financial statements.)

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2008

1.     Organization and Nature of Business

Eiger Technology, Inc. (the "Company" or "Eiger") was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario.  The Company is listed as an issuer on the CNQ Exchange under the symbol GAME. The Company is seeking the approval from the shareholders to change its name to Game Corp Inc.

The Company has two categories of investments, the first in the gaming sector through its investments in Racino Royale, Inc. (“Racino”) (which trades on the NASD Over-the-Counter Bulletin Board under the symbol RCNR), Trackpower, Inc. (“Trackpower”)(which trades on the OTCBB under the symbol TPWR) and Baymount Incorporated (“Baymount”)(trading on the TSX Venture Exchange under the symbol BYM), the second category being in the telecommunications sector through its investment in Newlook Industries Corp. (“Newlook”)(TSX Venture Exchange NLI).

Racino

Racino is developing Latin American gaming opportunities through its wholly owned subsidiary InterAmerican Gaming Corp. The opportunities currently under consideration include placement of video lottery terminals on site at horseracing venues and off-track-betting locations and other similar ventures. At March 31, 2008, the Company held a 28% interest in Racino. Racino is a related party due to common officers and directors.

Trackpower

The Company holds a 19% ownership interest in Trackpower which is being reorganized and will focus on distributing live horseracing signals in Latin America through its license with Bettor Solutions Inc. (a third party). Trackpower is considered a related party by virtue of certain common officers and directors.

Baymount

Baymount is redeveloping a horseracing and gaming facility in Belleville, Ontario and the Company holds a 1% ownership interest in Baymount.

Newlook

During fiscal 2007, the Company made a decision to dispose of its investment in order to focus on gaming business opportunities. The Company regards the Newlook investment as a legacy investment venture which will be disposed of over the medium term. The common shares forming the Company’s investment were either sold outright or were subject to options agreements whereby the optionees could acquire the shares over time. However, during the three month period ended negotiated the terms of the Newlook options. At March 31, 2008 the Company held a 16% interest in Newlook.

2.	Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles ("GAAP") and accounting principles generally accepted in the United States of America.

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2008

The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficit of $896,445 and an accumulated deficit of $43,751,876 as at March 31, 2008.  The Company's ability to continue as a going concern is dependent upon the Company's ability to collect amounts owed, realize on its investments, raise additional capital and sustain profitable operations.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future share issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

3.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, except as noted in note 17, is consistent in all material respects with accounting principles generally accepted in the United States of America.  The principal accounting policies followed by the Company are as follows:

a)	Basis of Presentation

The accompanying consolidated financial statements include the accounts of Eiger and its subsidiaries as listed in note 18 and are presented in Canadian dollars under the accrual method of accounting.  All significant intercompany transactions and balances have been eliminated upon consolidation.

b)	Marketable Securities

Marketable securities consist of publicly traded securities that are available for sale that are carried at fair market value. Unrealized gains or losses are recorded through other comprehensive income.

c)	Property and Equipment

Property and equipment are stated at cost based on the estimated useful lives of the assets, provided using the under noted annual rates and methods:

Furniture and Fixtures                           20%Declining Balance
Computer Equipment                            30%Declining Balance

       d)     Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company's ability to exercise significant influence over

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2008

the operating and financial policies of the investee. Equity investments are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment. When net losses from an equity accounted for investment exceed it’s carrying amount, the investment balance is reduced to zero and additional losses are not provided for. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company's share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred. When an equity accounted for investee issues its own shares, the subsequent reduction in the Company's proportionate interest in the investee is reflected in income as a deemed dilution gain proportionate interest in or loss on disposition.

e)     Long-Lived Asset Impairment

The carrying values of long-lived assets are periodically reviewed by management and impairments would be recognized if the expected future operating non discounted cash flows derived from an asset were less than carrying value.  No impairments have been recorded.

f)	Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

g)	Sales of Shares by Investees

When an investee sells unissued shares to new shareholders, the Company records an adjustment to reflect an increase or decrease in the carrying value of its investment and a resulting gain or loss in the consolidated statement of operations.

h)	Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

i)	Earnings Per Share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted net earnings per share, according to the treasury stock method,

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2008

assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted net earnings per share calculation. The diluted net earnings per share calculation assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on net earnings per share. Stock options and share purchase warrants outstanding were not included in the computation of diluted net income per share as their inclusion would be anti-dilutive.

j)      Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

k)	Foreign Currency Translation

The functional currency of the Company is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date.  Non-monetary items are translated at historical rates.  Revenues and expenses, except for amortization, are translated at average year rates.  Exchange gains and losses arising from the translation of monetary assets and liabilities are included in the determination of income for the period.

4.	Notes Receivable

	March 31, 2008	September 30, 2007
Function Mobile	$45,000	$-
Former optionees	298,200	-
Foundation Ventures Leasing	-	624,035
Total	343,200	624,035
Less: current portion	(194,100)	(624,035)
Long term	$149,100	$-

Function Mobile:

The Company has agreed to loan Function Mobile up to $120,000 at 18%, on a convertible basis, until the earlier of January 31, 2009 or when Function Mobile becomes publicly traded. Function Mobile is currently a private entity owned by third parties. As at March 31, 2008 the Company had loaned Function Mobile $45,000.

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2008

Former Optionees:

On March 31, 2008, the Company agreed to sell 2,982,000 Newlook common shares to third parties that had previously held an option to acquire the Newlook securities (note 9c). The purchase price was $298,200 being the same price per share as the cancelled option exercise price. The third parties provided non-interest bearing promissory notes with repayment terms 25% on each of September 8, 2008, March 8, 2009, September 8, 2009 and March 8, 2010.

Foundation Ventures Leasing:

On August 8, 2007, the Company disposed of 14,021,600 common shares of Racino to Foundation Ventures Leasing (“Foundation”) in exchange for $29,000 (US$30,000) cash and a secured note receivable of $667,000 (US$671,000). Foundation and the Company entered into a pledge agreement where Foundation pledged 12,619,460 Racino shares to the Company as security for the obligations under the note. The note was non-interest bearing with specific repayment terms.

As of September 30, 2007, the note receivable had been reduced to $624,035. Although the note was fully secured Foundation was in default under the repayment terms of the note.

On January 8, 2008, the Company and Foundation agreed to amend the agreement.  The amended agreement called for the Company to sell 2,620,000 shares of Racino to Foundation for $129,000 (US$131,000) received on August 8, 2007 and Foundation returned 11,401,600 Racino shares in exchange for the $587,000 note. As of March 31, 2008 there were no amounts outstanding under the note.

5.	Notes Receivable – Related Parties

	March 31, 2008	September 30, 2007
Lumonall	$404,000	$-
Wireless Age	288,000	-
Total	692,000	-
Less: current portion	(548,000)	-
Long term	$144,000	$-

Lumonall:

The Company provided Lumonall, Inc., (a related entity due to certain officers and director in common with the Company), a $404,000 secured demand loan. The Company received a 5% commitment fee and the note earns interest at 12% per annum.

Wireless Age Communications, Inc.:

On March 31, 2008, the Company agreed to sell 720,000 Newlook common shares to Wireless Age Communications, Inc. (“Wireless Age”)(a related entity due to certain officers and directors in common with the Company) who had previously held an option to acquire the Newlook securities

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2008

(note 9c). The purchase price was $288,000 being the same price per share ($0.40) as the cancelled option exercise price. Wireless Age provided a non-interest bearing promissory note with repayment of $72,000 on each of September 8, 2008, March 8, 2009, September 8, 2009 and March 8, 2010.

6.	Discontinued Operations

During fiscal 2007, the Company decided to dispose of its investment in Newlook. The disposal involved the sale of part of its investment and options to sell the remainder of the investement.

The operations of Newlook are presented in the consolidated financial statements as discontinued operations as follows:

	Six Months Ended
	March 31, 2008	March 31, 2007
Equity share of earnings	$7,397	74,000
Income taxes	-	-
Earnings from discontinued operations	$7,397	$74,000

The consolidated balance sheets include the following current liability of discontinued operations:

	March 31, 2008	September 30, 2007
Liability of discontinued operations	$250,000	$702,000

7.    Property and Equipment

	Cost	Accumulated Amortization	March 31, 2008 Net Book Value	September 30, 2007 Net Book Value
Furniture and fixtures	$142,558	$100,678	$41,880	$46,533
Computer equipment	4,747	1,578	3,169	3,728
	$147,305	$102,256	$45,049	$50,261

8.    Marketable Securities

Baymount

During fiscal 2008 the Company purchased 1,450,000 Baymount common shares representing a 1% ownership interest. Baymount is a public entity trading on the TSX Venture Exchange under the symbol BYM. The Baymount shares are carried at fair value of $125,370.

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2008

9.    Investments

a)    Racino

During fiscal 2007 the Company disposed of all of its 16,021,600 Racino common shares.

As of September 30, 2007, the Company’s investment in Racino was $nil but on January 8, 2008 the Company received 12,234,600 common shares (valued at $567,000) from Foundation upon the renegotiation of its purchase agreement. As of March 31, 2008 the Company holds a 28% ownership position in Racino and uses the equity accounting method.

During the quarter ended March 31, 2008 the Company recorded $72,648 as its share of Racino losses.

As of March 31, 2008, the carrying value of the Company’s investment in Racino was $494,716.

b)    Trackpower

In January 2008, the Company acquired 200,000,000 common shares of Trackpower (an entity which has certain common officers and director with the Company) and the trade name Game Corp, for a cash payment of $200,000. The Company controls 19% of the voting stock of Trackpower. The Company uses the cost method for its investment in Trackpower and the carrying value as of March 31, 2008 was $200,000.

c)    Newlook

At the beginning of the current fiscal year on October 1, 2007, the Newlook investment balance was approximately $207,000.

During the three month period ended December 31, 2007, the earnings of Newlook were approximately $15,000 and the Company recorded $5,242 as its share of earnings (classified within discontinued operations) in the current period.

In fiscal 2007, the Company issued options to others to acquire its remaining investment in Newlook at $0.10 per share at specific dates in the future. On March 31, 2008, the Company negotiated with the optionees to cancel all outstanding options. The Company agreed to pay a cancellation fee of $0.30 per option on 4,178,000 options and effectively retain title to 4,178,000 Newlook common shares (note 13). The Company acquired 481,000 Newlook common shares through open market purchases. The Company also disposed of 3,702,000 Newlook common shares to optionees and a related entity, see Notes 4 and 5. During the current period the Company also disposed of 1,970,000 Newlook common shares under options exercised prior to the cancellation of the options. As of March 31, 2008, the Company holds 4,849,000 Newlook common shares representing a 16% ownership interest. The Company uses the equity method to account for its investment in Newlook.

During the three month period ended March 31, 2008, the Company recorded $2,155 as its share of equity earnings in Newlook. Such share of loss has been recorded within discontinued operations (Note 6). The carrying value of the Newlook investment at March 31, 2008 was $232,939.

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2008

10.	Advance to Corporation

	March 31, 2008	September 30, 2007

Advance to Lexatec VR Systems Inc.	$16,233	$16,233

The advance noted above is non-interest bearing, has no specific terms of repayment and is secured by a pledge of reciprocal shareholdings

11.	Due from Related Parties

As at March 31, 2008, amounts due from related parties are as follows:

Onlinetel Corp. (subsidiary of Newlook)	$927,507
Trackpower	15,000
Racino and subsidiaries	483,984
$1,426,491

Amounts due from related parties are unsecured and have no specific repayment dates. Interest accrues on the amounts from Newlook at Prime + 2% per annum. Amounts due from Racino and Trackpower are non-interest bearing.

12.	Derivative Financial Instrument

During January 2007, the Company issued call options to third party investors to acquire 14,000,000 common shares of the Company’s investment in Newlook exercisable at $0.10 per share expiring in tranches of 2,000,000 shares on each of March 18, 2007, September 18, 2007, March 18, 2008, September 18, 2008, March 18, 2009, September 18, 2009 and March 18, 2010. The Company valued the options collectively at $889,000 at issuance.

On September 28, 2007, the Company, with mutual consent of the holder, cancelled options to acquire 900,000 common shares and reissued the options to Wireless Age a majority owned subsidiary of Newlook at an exercise price of $0.40 per share.

During fiscal 2007, 4,000,000 options were exercised. A further 1,970,000 options were exercised in March 2008.

The Company recognized a $1,480,740 adjustment to income during the quarter ended December 31, 2007 representing changes in fair value during the quarter.

On March 31, 2008, the Company negotiated with the optionees to cancel the remaining options. On 4,178,000 of the cancelled options the Company agreed to pay a $0.30 cancellation fee per option. The cancellation fee of $1,253,400 is payable in equal installments of $250,680 over 5 consecutive

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2008

months beginning May 1, 2008 (note 13). The Company also cancelled 3,702,000 options by agreeing to sell 3,702,000 common shares (see notes 4, 5 and 9c).

Due to the cancellation of all outstanding options the Company recorded a gain of $4,885,200 as a reduction of the fair value of the derivative financial instrument.

13.  Notes Payable

On March 31, 2008, the Company agreed to issue non-interest bearing promissory notes to certain former Newlook option holders totaling $1,253,400 representing a cancellation fee of $0.30 per option on 4,178,000 cancelled Newlook options (note 8d). Pursuant to the terms of the note, the Company is obligated to pay $250,680 on the first day of the month for 5 consecutive months beginning May 1, 2008. The Company did not make the May 1, 2008 installment and is in default under the agreement.

14.  Commitments and Contingencies

There is a claim outstanding against the Company by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs. It is the Company's opinion that there is no merit to this claim. Management believes that damages resulting from this claim would be immaterial, if any.

Pursuant to a settlement agreement with the Company’s former Chief Executive Officer (“CEO”), the Company granted a first charge senior security interest over all of its collateral assets as security for its obligations under the agreement.  The Company is in a dispute with the former CEO over a Goods and Services Tax (GST) matter associated with the settlement.

15.  Share Capital

Authorized: 100,000,000 Common Shares without par value

Issued:

	No. of Shares	Amount
September 30, 2007	42,430,174	$44,397,566
Issued:	-	-
Cancelled:	(128,125)	-
March 31, 2008	42,302,049	44,397,566
Treasury shares	(41,120)	(22,205)
Warrants	-	(89,672)
	42,260,979	$44,285,689

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2008

a)     Stock Options

The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the Chief Executive Officer ("CEO") under an incentive stock plan (the "Plan").  Options are granted at the fair market value of the shares on the day granted, and vest over various terms.  Compensation expense is recognized when options are issued.  The following is a continuity schedule of outstanding options for the reporting period, where “WAEP” refers to weighted average exercise price.

	No. of Options	WAEP
September 30, 2007	2,791,000	$0.63
Expired	(100,000)	-

March 31, 2008	2,691,000	$0.63

       b)     Warrants

The Company issued warrants to acquire 10,710,000 common shares during fiscal 2007. The warrants were included in units issued of one common share and three purchase warrants.

The following table summarizes purchase warrants information outstanding at March 31, 2008.

No. Outstanding	Expiry Date	Exercisable Date	WAEP
3,570,000	May 7, 2008	May 7, 2007	$0.25
3,570,000	May 7, 2009	May 7, 2008	0.50
3,570,000	May 7, 2010	May 7, 2009	0.75
10,710,000			$0.50

c) Contributed Surplus

Contributed surplus of $1,278,270 represents stock-based compensation of $1,188,598 and fair value of warrants issued during fiscal 2007 of $89,672.

16.	Subsidiaries and Related Party Transactions

The Company is related to the following corporations:

Name of Corporation                                                        Nature of Relationship

Alexa Properties Inc.*                                                         100% Subsidiary

ETIFF Holdings LLC*                                                          100% Subsidiary

Racino Royale, Inc.                                                             28% Investment of ETIFF Holdings LLC (See note 4)

Trackpower, Inc.                                                                19% Investment

Baymount Incorporated                                                       1% Investment

Newlook Industries Corp.                                                    16% Investment

* Inactive or holding company only

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2008

All transactions within the corporate group are in the normal course of business and are recorded at the exchange value.  Inter-company transactions and balances are eliminated upon consolidation.

Management fees charged by officers, corporations owned by officers and related party corporations during the six month period ended March 31, 2008 totaled $220,500.

Included in the $344,744 accounts payable is a payable to officers or corporations owned by officers of $224,801. The $250,000 current liability of discontinued operations amount is due to the Company’s former CEO pursuant to his severance/retirement settlement and has been classified as discontinued operations.

17.	Reconciliation Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. There were no material differences between Canadian and U.S. GAAP.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS 159”). The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains or loses on items for which the fair value option has been elected in earnings (or another performance indication if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of the fiscal years beginning after November 15, 2007. The Company is currently evaluating what impact, if any, SFAS 159 will have on its financial position or results of operations.

On May 2, 2007 the FASB issued FASB Interpretation ("FIN") No. 48-1, "Definition of Settlement in FASB Interpretation 48" ("FIN 48-1"). FIN 48-1 amends FIN 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No.  109", to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.  The guidance in FIN 48-1 shall be applied upon the initial adoption of FIN 48. The Company is currently assessing the potential impacts of implementing this standard.

In  May  2007,  the  FASB  issued  a  FSP  on  FIN 46(R)-7, "Application of FASB Interpretation  No. 46(R) to Investment Companies" ("FSP FIN 46 (R)-7"). FSP FIN 46(R)-7 addresses the application of FASB Interpretation No.  46 (revised December 2003), "Consolidation of Variable Interest Entities", by an entity that accounts  for  its  investments  in  accordance  with the specialized accounting guidance  in  the  Guide.  The Company is currently assessing the potential impacts of implementing this standard.

In  June  2007, the American Institute of Certified Public Accountants ("AICPA") issued  Statement  of Position ("SOP") No. 07-1, ''Clarification of the Scope of the  Audit  and  Accounting  Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies'' ("SOP No. 07-1").  SOP No.  07-1 clarifies when an entity

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2008

may apply the provisions of the Audit and Accounting Guide for Investment Companies (the "Guide").  Investment  companies  that  are within the scope of the Guide report investments  at  fair  value;  consolidation  or  use  of  the equity method for investments  is  generally  not  appropriate.  SOP No.  07-1 also addresses the retention of specialized investment company accounting by a parent company in consolidation or by an equity method investor. SOP No. 07-1 is effective for fiscal years beginning on or after December 15, 2007 with early adoption encouraged.  The Company is currently assessing the potential impacts of implementing this standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” ("SFAS 141(R)"). This statement replaces SFAS No. 141, “Business Combinations” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, “Goodwill and Other Intangible Assets”, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 141(R) could have on its financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 160(R) could have on its financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an amendment to FASB Statement No. 133” (“SFAS 161”). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of entity’s

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 31, 2008

derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and the cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entity’s with instruments subject to SFAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We are currently evaluating the disclosure implications of this statement.

18.  Segmented Information

The Company operates in only one segment known as Corporate.

19.  Comparative Figures

Certain figures for the three and six month period ended March 31, 2007 have been reclassified in order to conform with the current year's financial statement presentation.

20.  Subsequent Events

CNQ Listing

On April 25, 2008 the Company was delisted from the TSX and on April 28, 2008, was listed on the Canadian Trading and Quotation System Inc. (the “CNQ”) under the symbol GAME.

Name Change and Share Consolidation

The Company will seek to change its name to Game Corp Inc. and execute a one for ten share consolidation at an annual and special shareholders meeting scheduled for May 28, 2008.

Acquisition of Additional Investment in Racino

Subsequent to March 31, 2008, the Company converted $400,000 of indebtedness owed by Racino into 8,000,000 shares of Racino’s common stock.

Demand Notice

On May 27, 2008 the Company received a Demand Notice from Gerry Racicot (former CEO) and 1040614 Ontario Ltd. in the amount of $250,000, representing the final payment under a settlement agreement dated August 24, 2007.  The Company and 1040614 Ontario Ltd. are in a dispute over GST amounts associated with the settlement (Note 14).